June 30, 2023

Ms. Alison T. White

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Themes ETF Trust, File Nos. 333-271700; 811-23872

Dear Ms. White:

This correspondence responds to comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) pursuant to its review of the registration statement for Themes ETF Trust (the “Registrant” or the “Trust”), with respect to Themes Airlines ETF, Themes China Technology ETF, Themes Cloud Computing ETF, Themes Cybersecurity ETF, Themes European Luxury ETF, Themes Future of Farming ETF, Themes Generative Artificial Intelligence ETF, Themes Global Systemically Important Banks ETF, Themes Gold Miners ETF, Themes Industry 4.0 ETF, Themes Junior Gold Miners ETF, Themes Natural Monopoly ETF, Themes Renewable Energy ETF, Themes Robotics & Automation ETF, Themes Semiconductors ETF, Themes US Cash Flow Champions ETF, Themes US Internet ETF, Themes US R&D Champions ETF, Themes Silver Miners ETF, Themes Solar Energy ETF, Themes US Small Cap Cash Flow Champions ETF, Themes Wind Energy ETF (the “Funds”), filed on Form N-1A with the Securities and Exchange Commission on May 5, 2023. For your convenience, the comments have been reproduced with responses following each comment. The captions used below correspond to the captions the Trust uses in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

PROSPECTUS

General

1.	In order to comply with the requirements of Investment Company Act Rule 35d-1 (“Rule 35d-1” or the “Names Rule”), please disclose that each indexed ETF other than the Themes Natural Monopoly ETF will have a policy under normal circumstances to invest at least 80% of net assets plus the amount of any borrowings for investment purposes in the investment or industry suggested by its name. Alternatively, explain to us why you believe that the existing policy of investing at least 80% in each fund’s respective Index satisfies this requirement. Please ensure revised disclosure addresses the objective criteria used to determine an investment may be used to satisfy names rule requirements.

Response: Section 35(d) of the 1940 Act prohibits a registered investment company from adopting a name that includes words that the SEC finds are materially deceptive or misleading. The SEC adopted Rule 35d-1 in an effort to protect investors against misleading or deceptive fund names. Rule 35d-1 provides, in part, that when a fund’s name suggests that it focuses its investments in a particular industry, the fund must adopt a policy to invest, under normal market conditions, at least 80% of the fund’s net assts plus the amount of any borrowings for investment purposes in the industry suggested by its name. As disclosed, each Fund (as applicable) will invest at least 80% of its net assets plus the amount of any borrowings for investment purposes in securities in its respective Index. Each Index provides exposure to companies suggested by name of the corresponding Fund, as determined by each Fund’s independent third-party Index Provider. The objective criteria used by the Index Provider in selecting Index Components is clearly set forth in the prospectus. Each Fund’s underlying Index is composed entirely of securities that have been determined by the respective Index Provider to be consistent with the types of investments suggested by each Fund’s name/theme (e.g., airlines, semiconductors and US internet securities). In addition, the Staff has stated that the key issue in determining whether a fund name is deceptive or misleading is “whether the name would lead a reasonable investor to conclude that the company invests in a manner that is inconsistent with the company’s intended investments or the risks of those investments.”1 Therefore, because each Fund has a policy to invest at least 80% of its assets plus the amount of any borrowings for investment purposes in the securities included in its underlying Index, the Registrant submits that the Funds satisfy the requirements of the Names Rule. Furthermore, the Registrant believes the current disclosure provides investors with a reasonable and industry consistent description of the types of companies a Fund will invest in in order to satisfy the 80% requirement of the Names Rule. In addition, this requirement aligns with the expectation for index funds put forth by the SEC, which has said that such funds “generally would be expected to invest more than 80% of their assets in investments connoted by the applicable index.”2

The Registrant will continuously monitor each Fund’s portfolio for compliance with this policy. The Registrant further discloses that shareholders will be provided with sixty days’ notice in the manner prescribed by the Names Rule before any change in a Fund’s policy to invest at least 80% of its net assets plus the amount of any borrowings for investment purposes in securities included in its Index.

In addition, each Fund will fully disclose its entire portfolio on its public website daily which will provide investors with real time portfolio holdings information. The full transparency of the Funds’ holdings will: (i) permit investors and industry analysts to easily monitor each Fund’s activities and confirm (if they wish) that a Fund’s holdings are consistent with its name, and (ii) create a strong incentive for each Fund to make investments that are consistent with its name to provide investors with greater certainty and encourage asset growth.

The objective criteria used by the Index Providers to determine an investment may be used to satisfy Names Rule requirements are currently disclosed in the “Principal Investment Strategies of the Fund” section of each Fund’s summary prospectus. The Registrant notes that, as a general matter, a fund “may use any reasonable definition of the terms used in its name in discussing its investment objectives and strategies in its prospectus.”3 For further edification, the disclosure provided in response to Item 9 of Form N-1A has been revised to include the following:

1	Investment Company Names; SEC Rel. No. IC-24828 (January 17, 2001) at text accompanying n.44.
2	Investment Company Names; SEC Rel. No. IC-24828 (January 17, 2001)
3	Id. at n.43.

“As noted in the summary sections of the prospectus, the Index Providers utilize industry classifications as determined by the FactSet Revere Business Industry Classification System (“RBICS”). FactSet is a third-party provider of industry classifications, widely adopted by the financial services industry, that is wholly independent of and in no way related to the Registrant, the Adviser or the Funds’ Index Providers. RBICS employs a comprehensive structured taxonomy designed to offer precise classification of global companies and their individual business units. The Funds’ Index Providers rely on one or both of these RBICS products in selecting Index Components:

●	RBICS Focus offers a single-sector mapping of approximately 48,000 of the most liquid and publicly-traded companies based on their primary lines of business; it uses revenues as the key factor in determining a company’s primary line of business, by mapping a company to the lowest-level sector from which it derives 50% or more of its revenues.

●	RBICS with Revenue offers a multi-sector mapping of approximately 48,000 of the most liquid and publicly-traded companies; the revenue percentages associated to each reported business segment are standardized into the most granular sectors of the RBICS taxonomy.”

2.	For each Fund, please provide us with a copy of the Index Methodology White Paper and a list of the top ten holdings. The top ten holdings list should include the company name, its percentage of the Index, and a brief explanation of the objective criteria supporting its inclusion in the Index.

Response: The Registrant has provided under separate cover a copy of the Index Methodology White Paper and a list of the top ten holdings for each index, and as it relates to the top ten holdings, each company name, its percentage of the index, and a brief explanation of the objective criteria supporting its inclusion in the index.

3.	For each Index that uses the ARTIS natural language processing system in connection with its strategy, please include disclosure in Item 9 explaining how the system was developed, validated, and how it is monitored over time to ensure its continued relevance. Address the types of data and languages it processes and any filters in place to ensure the veracity of the data feed. Explain how it is used to rank investments and the potential impact re- rankings may have on portfolio turnover. Lastly, please include tailored risk disclosure addressing potential risks associated with relying on an NLP system to select or rank potential investments.

Response: The Registrant has provided additional information in response to Item 9 of Form N-1A on Solactive’s Algorithmic Theme Identification System (“ARTIS”) as requested. In addition, tailored risk disclosure has been added as it relates to the use of a natural language processing (NLP) model.

Themes Airlines ETF

4.	Please clarify what it means for a company to be part of the Solactive Global Benchmark Series (“GBS”) index universe of the Solactive GBS Developed Markets All Cap USD Index. Is the GBS index universe a subset of the Solactive GBS Developed Markets All Cap USD Index or vice versa? (page 4). In this regard please consider whether there is a clearer, more direct and informative way to disclose the index’ investment universe. This comment also applies to the Themes China Technology ETF (page 12), Themes Cloud Computing ETF (page 22), Themes Cybersecurity ETF (page 32), Themes Renewable Energy ETF (page 113) and the Themes Semiconductors ETF (page 132).

Response: The Registrant has revised the disclosure accordingly for each of the Funds noted in the comment.

5.	In the sentence stating that the Solactive GBS Developed Markets All Cap USD Index “...intends to track the performance of the all cap covering approximately the largest 100% of the free-float market capitalization in Developed Markets”, please to clarify what “all cap” refers. This comment also applies to the Themes China Technology ETF (page 32) and Themes Renewable Energy ETF (page 113).

Response: The Registrant has revised the disclosure accordingly for each of the Funds noted in the comment.

6.	Please tailor your Geographic Risk to address the regions or countries investors will be principally exposed to, directly or indirectly, as a result of the Fund’s investments in airline companies. Revised disclosure should address material issues in the region or country and how such issues could impact the companies the Fund invests in. This comment should be considered across all of the Funds included in your filing. Please revise as appropriate.

Response: The Registrant has revised the disclosure as appropriate.

7.	Please explain the relevance of the Consumer Discretionary Risk disclosure or remove it.

Response: The disclosure has been removed.

Themes China Technology ETF

8.	Please tell us why the reference to “are primarily engaged in innovative business activities” as referenced in your Investment Objective is appropriate in light of the Index selection criteria and Fund’s strategy.

Response: The reference to “are primarily engaged in innovative business activities” in the Investment Objective has been removed.

9.	We note your Index makes its selections based on “free float market capitalization.” Please explain any unanticipated impacts of this for investors. It is unclear, for example, whether any well-known Chinese technology companies would be excluded or have lower weights as a result of the “free float” qualifier. Also, please clarify whether any of the investments are in sensitive sectors where foreign ownership is or may be prohibited or limited. If so revise to clarify your strategy and risk disclosure.

Response: The Registrant has revised the disclosure accordingly.

10.	In the sentence stating that “[t]his is an iterative process until the maximum individual of all Index Components is 10%,” please clarify to what “individual” refers. (page 12)

Response: The Registrant has revised the disclosure accordingly.

11.	Please explain in the filing what an “on-shore” vs. an “off-shore” Chinese company is. (page 14)

Response: The Registrant has revised the disclosure accordingly.

12.	Please clarify what the phrase “either exchange” refers to in the first sentence of the last paragraph on page 14.

Response: The Registrant has revised the disclosure accordingly.

13.	Please consider adding risk disclosure regarding the Holding Foreign Companies Accountable Act (HFCAA) and forced or voluntary de-listing of China-based companies. (page 15)

Response: The Registrant has revised the disclosure to address the risks related to the Holding Foreign Companies Accountable Act (HFCAA) and forced or voluntary de-listing of China-based companies

Themes Cloud Computing ETF

14.	It is unclear how each of the industries included in the Index Categories on page 22 has a sufficient economic nexus to cloud computing in order to comply with Rule 35d-1. Please advise or revise.

Response: The Registrant is not aware of any requirement under current rules for the establishment of “a sufficient economic nexus;” however, the Registrant believes each of the Index Categories for the Themes Cloud Computing ETF does maintain an economic nexus to cloud computing. The Registrant believes “Cloud Computing” is a term of art that continues to evolve as technologies evolve. However, despite that, the Registrant believes the Fund’s definition of “Cloud Computing” is consistent with established industry use of the term. Below the Registrant has listed each of the Index Categories and included a description of the category explaining how it is economically connected to cloud computing. In addition, the companies in the Cloud Computing Index were selected from different segments based on the companies RBICS subindustry classification. The Registrant has included the following descriptions as part of the section, “Additional Information About Each Fund’s Principal Investment Strategies” of the Prospectus to further inform investors about the Fund’s investment theme.

“Digital Security Software: Digital security software is crucial in cloud computing in order to protect data and applications from unauthorized access, data breaches, and other cybersecurity threats. It includes tools for encryption, authentication, access control, firewalls, and monitoring, which are essential for maintaining the security and integrity of data and services in the cloud.

E-commerce Infrastructure Software: E-commerce infrastructure software provides the necessary tools and platforms to build, manage, and scale online businesses. In the cloud industry/in cloud computing, this software enables businesses to leverage cloud-based infrastructure, such as servers, databases, and storage, to support their e-commerce operations. It includes solutions for online storefronts, payment gateways, inventory management, order processing, and customer relationship management.

Data Infrastructure Software: Data infrastructure software in cloud computing focuses on managing and processing large volumes of data. It includes tools and technologies for data storage, retrieval, and analytics in cloud-based environments. This software enables organizations to store and process data efficiently, scale their infrastructure as needed, and derive valuable insights from their data using cloud-based platforms and services.

Data Architecture Software: Data architecture software is essential for designing and organizing data structures, workflows, and systems within an organization. In cloud computing, data architecture software helps businesses plan and implement data models, data integration strategies, and data governance frameworks in cloud-based environments. It enables efficient data management and ensures the compatibility, security, and accessibility of data across cloud platforms and applications.

Internet Infrastructure Software: Internet infrastructure software focuses on the underlying technologies and systems that power the internet and enable its functioning. In cloud computing, internet infrastructure software plays a crucial role in providing reliable and scalable network connectivity, load balancing, domain name services (DNS), content delivery networks (CDNs), and other essential components that support cloud-based services and applications.

Data Support Software: Data support software encompasses a range of tools and solutions that assist in managing and manipulating data effectively. In the context of cloud computing, data support software aids in tasks such as data cleansing, data transformation, data integration, and data quality management. It helps organizations optimize their data processes, ensure data consistency and accuracy, and facilitate data-driven decision-making in cloud-based environments.”

In the Registrant’s opinion, these subsegments, as determined by the Index Provider, are all closely related to cloud computing and have significant economic nexus as they provide critical software solutions and infrastructure components necessary for leveraging cloud computing resources and enabling various cloud-based services and applications.

15.	Please rewrite the last two sentences on pages 22 in plain English and consider including an example. This comment applies to the Cybersecurity ETF as well.

Response: The Registrant has modified the last two sentences on page 22 of the prospectus to make it easier to understand how share class size impacts index inclusion. The noted change was also made to the Cybersecurity ETF.

16.	Given that the Index is designed to provide exposure to companies based in developed market countries, it is unclear why you have included Risk of Investing in China as a principal risk. Please advise or revise. (page 27) This comment applies to the Themes Robotics & Automation ETF (page 127), Themes Semiconductor ETF (page 136) as well.

Response: The Registrant has removed the Risk of Investing in China from the Themes Cloud Computing ETF, Themes Robotics & Automation ETF and the Themes Semiconductor ETF.

Themes Cybersecurity ETF

17.	It is unclear how the Index Provider determines that companies have business operations in industries related to digital security software. Also, is condition (2) at the bottom of page 32 missing? Please revise.

Response: The Registrant has revised the disclosure to include more information regarding the sub-industries that are part of the digital security software category as identified by the FactSet Revere Business Industry Classification System (“RBICS”). In addition, the Registrant has included information regarding the RBICS revenue threshold for inclusion in the digital security software category.

The description of condition (2) is not missing. It begins in the 6th line of the last paragraph on page 32.

Themes European Luxury ETF

18.	Please provide more detail about what you mean by “luxury related business operations.” The current disclosure that “[t]his may include companies involved in luxury accessories, premium clothing, luxury beauty, cars and yachts and upscale hospitality” is too vague (both the categories themselves and the phrase “may include”). (page 42)

Response: The Registrant has revised the disclosure to include more detail regarding what is meant by “luxury related business operations.”

Themes Future of Farming ETF

19.	Please explain in the filing what “digital farming” is. (page 50)

Response: The Registrant has revised the disclosure to include an explanation of digital farming.

20.	It is unclear how the companies included in the Index relate to the “Future of” Farming as opposed to simply being involved in the industry. Please revise to explain the reference in the Fund’s name.

Response: The Registrant has updated the investment strategy discussion to include the “future of” concept. The Solactive Smart Farming and Agriscience Index (the “Index”) invests in companies involved in smart farming technology and agricultural machinery that have led or are expected to lead to increased farming efficiency and production. Solactive’s ARTIS system will help identify those companies that are actively participating in the “future of” agriculture. The Index Provider will review each company identified by ARTIS to ensure its business operations are consistent with Index’s future of agriculture theme.

Themes Generative AI ETF

21.	Consider clarifying what “generative” means in the fund’s name. Please confirm in disclosure that neither the Index nor Fund will invest in items that are an output of generative AI, such as artwork, non-fungible tokens and similar items.

Response: The Registrant has added a description of “generative AI” to the investment strategy discussion. In addition, the Registrant confirms that neither the Index nor the Fund will invest in output of generative AI, such as artwork, non-fungible tokens and similar items.

22.	It is unclear how the following would have a sufficient nexus to the artificial intelligence industry for purposes of complying with Rule 35d-1:

-	companies involved in the provision of software for digital transformation, processors and services to a variety of industries such as media, services industry, pharmaceutical and computer companies and;

-	data analytics and big data companies.

Please advise or revise. (page 58)

Response: The Registrant’s Index Provider has provided the information below in support of the types of companies noted in the comment letter being included in the Fund’s Index. The Registrant believes that these subsegments play critical roles within the AI industry, driving advancements in AI technologies, data analytics, natural language processing, and AI-driven applications and services. They contribute to the overall growth and evolution of the AI industry by developing innovative solutions that leverage AI techniques to solve complex problems, automate processes, extract insights from data, and enable more intelligent interactions between machines and humans. The Registrant has included these descriptions as part of the section, “Additional Information About Each Fund’s Principal Investment Strategies” of the Prospectus to further inform investors about the Fund’s investment theme.

“Artificial Intelligence (AI): This segment is at the forefront of the AI industry, driving advancements in AI computing solutions, software, processors, and services. These companies focus on developing cutting-edge technologies and algorithms that enable machines to simulate human intelligence. By leveraging techniques such as machine learning, deep learning, and natural language processing, they provide AI-based solutions to industries such as media, services, pharmaceuticals, and computers. These solutions empower businesses to automate repetitive tasks, optimize processes, extract meaningful insights from data, and make informed decisions. The AI industry heavily relies on the innovations and advancements brought forth by companies in this segment.

Data Analytics and Big Data: In the AI industry, the importance of data analytics and big data cannot be overstated. Companies in this segment specialize in data-related technologies, including data mining, predictive analytics, and machine learning. They develop sophisticated algorithms and tools that can process and analyze vast amounts of data, enabling organizations to uncover valuable insights, patterns, and correlations. By applying AI techniques to big data, these companies help businesses make data-driven decisions, optimize operations, and gain a competitive edge. The AI industry heavily relies on the availability and effective utilization of high-quality data, and companies in this segment play a vital role in unlocking its potential.

Natural Language Processing: Natural Language Processing (NLP) is a critical branch of AI that focuses on enabling machines to understand, interpret, and generate human language. Companies in this segment are at the forefront of NLP research and development, offering solutions such as speech recognition, semantic networks, ontology engineering, and cognitive science. These companies create advanced algorithms and models that allow machines to comprehend and interact with human language in a meaningful way. NLP has significant applications in AI-driven systems, including voice assistants, chatbots, sentiment analysis, language translation, and information extraction. The advancements in NLP made by companies in this segment are pivotal in enhancing human-machine interactions and enabling AI to understand and communicate effectively with users.

AI-driven Services: This segment encompasses companies that develop AI-powered applications and components, which are integral to the AI industry. They create sophisticated AI-driven services such as chatbots, virtual assistants, predictive analytics, marketing technology, recommendation engines, and more. These services leverage AI techniques such as machine learning, natural language processing, and data analytics to automate tasks, provide personalized experiences, and optimize business processes. Furthermore, companies in this segment contribute to the AI industry by producing hardware and software components that power AI systems, such as specialized computer chips, graphics processing units (GPUs), and algorithms. These components are designed to deliver the computational power and efficiency required for AI tasks, enabling the industry to push the boundaries of AI innovation.”

23.	Please define the following terms in the prospectus: data mining, predictive analytics, influent amounts of data, semantic networks, ontology engineering, logic programming, cognitive science, theory of mind. (page 58)

Response: The Registrant has revised the disclosure accordingly.

24.	The second and third sentences of the second paragraph on page 58 appear to be inconsistent. Does the company with the greatest exposure to AI receive a score of 1 or 40? Please clarify.

Response: The Registrant has updated the noted disclosure regarding the weighting process for Index Components to better explain the interplay between the selection of Index Components and the final weighting of the Index Components.

Themes Global Systemically Important Banks ETF

25.	Briefly explain what “level 3 assets” are in the prospectus. (page 67)

Response: The Registrant has revised the disclosure accordingly.

26.	Consider moving the details of the BCBS’s process to the Additional Information About Each Funds Principal Investment Strategies. (pages 68 & 197)

Response: The Registrant has moved the details of the BCBS’s process to the Additional Information About Each Funds Principal Investment Strategies section of the Prospectus.

27.	Consider updating your Banking Industry Risk disclosure to reflect the recent First Republic Bank, Silicon Valley Bank, and Signature Bank failures. (page 69)

Response: The Registrant has reviewed its Banking Risk disclosure and believes it remains appropriate based on the Fund’s risk profile.

Themes Industry 4.0 ETF

28.	Given that the fund may invest up to 20% of net assets in ETFs, please consider whether a line item for Acquired Fund Fees and Expenses should be added to the Fee Table per Instruction 3(f)(i) to Item 3 of Form N-1A. (page 85)

Response: The Registrant has revised the disclosure to remove investments in other ETFs as part of principal investment strategy. As it relates to the Fund’s exposure to money market funds, the Registrant has determined that its exposure is not expected to rise to the level requiring disclosure of Acquired Fund Fees and Expenses in its Fee Table.

29.	Please provide the Staff a sample list of Index constituents detailing their geographic and sector exposures. For the top ten holdings, please provide an explanation as to how each meets the Index’s criteria for Industry 4.0.

Response: The Registrant has provided the requested information on the Index Constituents in a separate communication with the Staff on June 30, 2023.

30.	Please explain what the “Internet of Things” is in the filing. (page 85)

Response: The Registrant has revised the disclosure to include an explanation of the term “Internet of Things.”

31.	Please advise supplementally how each of the industries listed on page 86 falls within the theme of Industry 4.0. Also, please include an explanation of each industry in the prospectus or SAI.

Response: The Industry 4.0 Index consists of six sub-themes. Each of the RBICS industries that have been selected and listed on page 86 of the prospectus are considered by the Index Provider to fit into one of these Industry 4.0 sub-themes. The Registrant believes that the following definitions provide investors with a basic understanding of the types of companies that will be included in the Index. The disclosure has been revised to include the following in the Fund’s summary prospectus:

“1. Automation: Industrial/Manufacturing Automation involves everything from self-driving trucks, to supply-chain management software. Industrial automation has the ability to pack and ship items using advanced technology.

2. Digitization/Cyber-Physical Systems: Boston Consulting Group analysis found that use of AI can reduce producers’ conversion costs by up to 20%. In manufacturing, improvements and efficiencies in the analysis of big data are expected to bring millions of dollars to this industry

3. Virtual/ Augmented Reality: Augmented-reality-based systems support a variety of services, such as selecting parts in a warehouse and sending repair instructions over mobile devices.

4. Rapid Prototyping: With Industry 4.0, additive-manufacturing methods are expected to be widely used to produce small batches of customized products that offer construction advantages, such as complex, lightweight designs.

5. Industrial Connectivity: Intelligent sensors in machines of all kinds – will link the globe as a direct result of information and communication technologies (ICT) 2).

6. Blockchain: Blockchain enables the creation of smart contracts, with terms and conditions both sides can specify and that assures trust in the enforceability of the contract and the identity of the counterparty.”

Themes Renewable Energy ETF

32.	Please disclose how the Solactive GBS Global Markets Renewable Energy All Cap USD Index, and consequently the Solactive Renewable Energy Index, determine that a company has business operations in the renewable energy industry sufficient for inclusion in the Index and compliance with Rule 35d-1. (page 113)

Response: The Registrant has revised the disclosure to include more information regarding the sub-industries that are part of the wind, solar energy, hydrogen power, renewable energy equipment and technology, and green utilities Index Categories as identified by the FactSet Revere Business Industry Classification System (“RBICS”) to provide investors with a basic understanding of the types of companies that will be included in the Index.

Themes Robotics & Automation ETF

33.	Please disclose how the Index Provider determines that a company is classified in an industry listed on page 123. Does it use an outside service?

Response: The Registrant has added information on the Index Providers use of the FactSet Revere Business Industry Classification System (“RBICS”) to identify companies from the noted industries.

Themes Semiconductors ETF

34.	Please advise supplementally why the Index Provider has included South Korea and Taiwan in its developed country list for the Semiconductors ETF, but for none of the other ETFs that invest in developed countries.

Response: The Index Provider included companies from South Korea and Taiwan in the Index due to the fact that some of the largest chipmakers in the world are located in those two countries. This is the only index used by the Registrant where South Korea and Taiwan are included with the list of developed countries as compiled by the Index Provider.

35.	It is unclear why requirement 5 includes emerging markets if the Index Universe is limited to companies whose primary listing must be on an exchange in a country classified as a developed country. Please advise or revise. (page 132)

Response: The Registrant inadvertently included requirement 5 in the index description. Item 5 has been removed from the prospectus.

36.	Please explain what LED and OLED technology are in the prospectus or SAI.

Response: The Registrant has revised the disclosure accordingly.

37.	In recent months tensions between the United States, China, and Taiwan have increased. We are aware of news reports suggesting a potential decoupling of the semiconductor industry as well as the critical role Taiwan plays in the industry and its supply chain. Please consider the need for tailored risk disclosure addressing these geopolitical risks and the impact that rising tensions or conflicts may have on the Fund or its investments.

Response: The Registrant has revised the disclosure to include information regarding the tensions between the U.S., China and Taiwan and the impact any escalation of tensions could have on the semiconductor industry.

Themes Silver Miners ETF

38.	We note your statements that companies in the Index must “have significant market share based on absolute revenue generated within the Silver Ore Mining sector as defined by FactSet RBICS (the “Index Components”) ... [and that] “[i]f the above screening process does not result in at least 50 Index Components, the Index Provider will consider all companies that were not initially selected for the Index that generate 25% or more of their revenues within the Silver Ore Mining sector. Please note that these thresholds would be insufficient to satisfy Rule 35d-1 with respect to the term “Silver Mining”. See, too, comment #1 and revise.

Response: The Registrant has added information clarifying that “significant market share based on absolute revenue generated” means companies with absolute revenue greater than 50% within the Silver Ore Mining sector. In addition, the Registrant is unclear what the SEC’s basis is for stating that companies generating 25% or more of their revenues within the Silver Ore Mining sector would be insufficient to satisfy Rule 35d-1. The Registrant notes that none of Section 35(d) of the 1940 Act, Rule 35d-1, the release adopting Rule 35d-1, nor the Division of Investment Management’s Frequently Asked Questions about Rule 35d-1 requires a company to have a minimum level of revenue from the industry denoted by the fund’s name. In fact, as noted earlier in response to Comment #1, as a “general matter, an investment company may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objectives and strategies in the prospectus.” The Registrant believes the criteria used to determine companies are within the Silver Ore Mining sector as set forth in the prospectus are reasonable and not materially deceptive and misleading. In addition, a 25% threshold is consistent with the Staff’s long-held position that a fund is considered concentrated if it has 25% or more of net assets invested in a particular industry or group of related industries. Nevertheless, the Registrant has revised the disclosure to clarify that market share and revenue amounts are also taken into consideration by the Index Provider in identifying Index Components and that “Tier 2” companies, in aggregate, are capped at 30% of the Fund’s portfolio.

Themes Solar Energy ETF

39.	It is unclear how the lowering of the revenue filter is consistent with Rule 35d-1. Please advise or revise. (page 153) This comment also applies to the Themes Wind Energy ETF (page 188).

Response: As noted in the response to comment #38, the Registrant is unclear what the SEC’s basis is for stating that lowering the revenue filter would be insufficient to satisfy Rule 35d-1. The Registrant notes that none of Section 35(d) of the 1940 Act, Rule 35d-1, the release adopting Rule 35d-1, nor the Division of Investment Management’s Frequently Asked Questions about Rule 35d-1 requires a company to have a minimum level of revenue from the industry denoted by the fund’s name. In fact, as noted earlier in response to Comment #1, as a “general matter, an investment company may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objectives and strategies in the prospectus.” Nevertheless, the Registrant has revised the disclosure to clarify that market share is also taken into consideration by the Index Provider in identifying Index Components for both the solar energy and wind energy themes. The Registrant believes the criteria used to determine companies are within the solar energy and wind energy themes as set forth in the prospectus are reasonable and not materially deceptive and misleading.

Themes US Cash Flow Champions

40.	Please disclose how the Index Provider determines that a company provides exposure to US companies. (page 162) This comment also applies to the Themes US Internet ETF (page 168), Themes US R&D Champions ETF (page 175) and Themes US Small Cap Cash Flow Champions ETF (page 181).

Response: The Registrant has revised the disclosure accordingly.

41.	Please include prominent disclosure that the fund is not a money market fund and include a statement that the fund does not qualify for the special money market fund tax treatment or tax accounting methods under Treasury regulations. This comment also applies to the Themes US Small Cap Cash Flow Champions ETF.

Response: The Registrant has revised the disclosure accordingly.

Themes US Internet ETF

42.	Please note that your definition of Internet Company is too broad for Rule 35d-1 purposes. In this regard, it is unclear what “primarily,” “open network” and “engaged in” mean. Please revise the definition to comply with the rule.

Response: The Registrant has modified its definition of “Internet Company” to clearly state what type of company will be classified as such. In addition, the Registrant has modified its discussion of how it constructs is Index Universe which resulted in the removal of the words “primarily,” “open network” and “engaged in.”

43.	In the sentence stating that “Index securities include US exchange traded large- and mid- capitalization equity securities that are classified as Internet Companies by the Index Provider”, please change the word “include” to “are”.

Response: The Registrant has revised the disclosure accordingly.

Themes US R&D Champions ETF

44.	Please clarify how the Index determines a company’s research and development expense and ensures such expenses are consistently presented both year over year by the company and across companies in the investment universe. Please add risk disclosure addressing actual or potential limits associated with your approach – for example, non-comparability in presentation and assumptions about R&D spending.

Response: The Registrant revised the disclosure to clarify that the Index Provider relies on a company’s financial reports to determine a company’s research and development expenses. In addition, risk disclosure has been added regarding the reliance the Index Provider has on companies reporting their R&D expenses and the potential issue with the Fund’s viability if a large number of companies within the Investment Universe stop reporting their R&D expenses.

Themes Wind Energy ETF

45.	Under Wind Energy Companies Risk, consider adding disclosure about the risk of adverse environmental conditions. (page 189)

Response: The Registrant has revised the disclosure accordingly.

Additional Information About Each Index

46.	Please clarify who IDG is. (page 198)

Response: The reference to IDG has been deleted.

47.	Please disclose the name of the Exchange when known. (page 198)

Response: The Registrant has revised the disclosure to include the name of the Exchange.

Additional Information about the Principal Risks of Investing in the Funds

48.	Please clarify what you mean by “airline-related internet media and services.” (page 203)

Response: The disclosure related to “airline-related internet media and services” has been deleted.

49.	It is unclear why you mention debt securities under Equity Market Risk. Please advise or revise. (page 211)

Response: The disclosure related to debt securities has been removed.

50.	Please clarify what you mean by “onshore RMB” and “offshore RMB”.

Response: The disclosure has been revised to clarify these terms.

STATEMENT OF ADDITIONAL INFORMATION

51.	Please state whether the Nominating Committee will consider nominees recommended by security holders and, if so, describe the procedures to be followed by security holders in submitting recommendations. See Item 16(b)(iv) of Form N-1A. (SAI page 31)

Response: The Registrant has revised the disclosure accordingly.

52.	Please define the capitalized term “Other Accounts”. (SAI page 35)

Response: The Registrant has revised the disclosure to define “Other Accounts”.

53.	Please disclose whether the codes of ethics permit personnel subject to the codes to invest in securities, including securities that may be purchased or held by a Fund. See Item 16(e) of Form N-1A. (SAI page 36)

Response: The Registrant has revised the disclosure accordingly.

PART C – OTHER INFORMATION – Item 28. Exhibits

54.	Please confirm that the Fund will provide an opinion and consent of counsel regarding the legality of the securities being registered, stating whether the securities will, when sold, be legally issued, fully paid, and non-assessable. See Item 28.l of Form N-1A. Note that such opinion should be consistent with Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings (Oct. 14, 2011).

Response: The Registrant confirms that it will provide an opinion, consistent with Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings (Oct. 14, 2011), and consent of counsel regarding the legality of the securities being registered, stating whether the securities will, when sold, be legally issued, fully paid, and non-assessable.

SIGNATURES

55.	We note that the Board of Trustees has not been entirely selected and that the registration statement has been signed by only one Trustee. Please ensure that once the Board of Trustees has been properly constituted, all future pre-effective amendments to the registration statement will be signed by a majority of Trustees. Please also add the signature of the Trust’s principal accounting officer or comptroller. See Section 6(a) of Securities Act.

Response: The Registrant represents that all future pre-effective amendments to the Registrant’ registration statement will be signed by a majority of its Trustees and that the signature of the Trust’s principal accounting officer or comptroller, or persons performing similar functions in accordance with Section 6(a) of the Securities Act, will be included.

DECLARATION OF TRUST

56.	Please revise the following provisions of Article III, Section 6(j) of the Declaration of Trust to state that they do not apply to claims arising under the federal securities laws:

-	the provision stating that no shareholder of a series (or class) may maintain a derivative action on behalf of the Trust with respect to such series (or class) unless holders of at least ten percent (10%) of the outstanding shares of such series (or class) join in the bringing of such action; and

-	the provision stating that Trustees may require an undertaking by shareholders to reimburse the Trust for expenses of an action should the Trustees determine not to bring such action.

Please also disclose these provisions in an appropriate location in the prospectus and state that they do not apply to claims arising under the federal securities laws.

Response: The Registrant’s Agreement and Declaration of Trust has been amended as requested and will be filed as an exhibit to Pre-Effective Amendment No. 1 to the Registrant’s registration statement. In addition, the prospectus disclosure has been revised to include the provisions noted in the comment along with the caveat that they do not apply to claims arising under the federal securities laws in the “Additional Information on Buying and Selling Fund Shares - Provisions in the Trust’s Governing Documents Regarding Shareholder Derivative Claims” section.

57.	Please disclose the following provisions of Article III, Section 6(j) of the Declaration of Trust in an appropriate location in the prospectus:

-	the provision stating that the Shareholder or Shareholders must make a pre-suit demand upon the Trustees to bring the subject action unless an effort to cause the Trustees to bring such an action is not likely to succeed; and

-	the provision stating that the Trustees must be afforded a reasonable amount of time to consider such Shareholder request and to investigate the basis of such claim

Response: The prospectus disclosure has been revised to include the provisions noted in the comment in the “Additional Information on Buying and Selling Fund Shares - Provisions in the Trust’s Governing Documents Regarding Shareholder Derivative Claims” section.

If you have any questions regarding the above responses, please do not hesitate to contact Tina Bloom at (513) 708-6391 or Tina.Bloom@practus.com, Wade Bridge at (513) 304-5605 or Wade.Bridge@Practus.com, or me at (949) 629-3928 or Karen.Aspinall@practus.com.

Sincerely,

/s/ Karen A. Aspinall

Karen A. Aspinall
Trust Counsel